EXHIBIT 12.1

LIFEPOINT HEALTH, INC.

COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES

(Unaudited)

(Dollars in Millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011
EARNINGS
Income from continuing operations before income taxes	$302.5	$203.0	$211.5	$244.1	$263.3
Fixed charges, exclusive of capitalized interest	132.5	138.7	110.6	114.0	119.3
TOTAL EARNINGS	$435.0	$341.7	$322.1	$358.1	$382.6
FIXED CHARGES
Interest charged to expense (a)	114.8	123.5	98.4	102.5	109.2
Interest portion of rental expense	17.7	15.2	12.2	11.5	10.1
Fixed charges, exclusive of capitalized interest	132.5	138.7	110.6	114.0	119.3
Capitalized interest	2.2	1.0	1.4	2.3	2.0
TOTAL FIXED CHARGES	$134.7	$139.7	$112.0	$116.3	$121.3
RATIO OF EARNINGS TO FIXED CHARGES	3.23	2.45	2.88	3.08	3.15

(a)excluding interest income